Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 14, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9934
Inflation Hedge Portfolio, Series 48
(the “Trust”)
CIK No. 1895917 File No. 333-262213

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       If any of the ETFs or ETPs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs.

Response:       The Trust does not anticipate holding ETFs or ETPs that are advised by the Sponsor’s affiliate, First Trust Advisors L.P. However, if the Trust’s final portfolio contains any ETFs or ETPs advised by the Sponsor’s affiliate, appropriate disclosure will be added to the Trust’s prospectus.

2.       The Staff notes that the disclosure provides that the Trust invests in ETFs which invest in real estate investment trusts (“REITs”) and senior loans. Please describe the criteria used to select the REITs and senior loans.

Response: The Trust notes that the research department selects ETFs that it believes are appropriate for providing investment exposure to senior loans and REITs, however, the selection of the actual securities held by the underlying ETFs are determined by the investment strategies of the underlying ETFs. Therefore, the Trust respectfully declines to add any additional disclosure.

3.       The Staff notes the disclosure states: “The stocks are then evaluated by a team of equity analysts using several factors to provide a current comparison of the stocks to each other. These factors include fundamental factors such as sales, earnings and cash flow growth; valuation factors such as price/earnings, price/cash flow, price/sales and price/book; technical factors such as price momentum and earnings surprises; and qualitative factors such as competitive advantages, new products and quality of management.” Please explain more clearly how the Trust evaluates each of these factors in evaluating the stocks from the initial universe in conjunction with the estimated value and economic margin methods described later in the disclosure.

Response:       The Trust notes that the selection process for the final portfolio is not conducted on a step-by-step basis. The selection process is a holistic consideration of various factors by the research analysts to give an overall impression of how the stocks currently perform and how they might perform in the future. This includes both the fundamental, technical and qualitative factors and the economic margin and estimated valuations. No factor is necessarily given more weight than another. The Trust believes the current disclosure is adequate for investor comprehension given the process used by the analysts to select the portfolio.

4.       The Staff notes that the disclosure states, “After considering the above factors together, equity analysts make a final determination and select the stocks with the best prospects for above-average capital appreciation by identifying those that meet our investment objective, trade at attractive valuations, and, in our opinion, are likely to exceed market expectations of future cash flows.”

This sentence suggests all the factors are weighted together, but the previous paragraph suggests that estimated value calculation is weighted more heavily. Please reconcile.

Response:       In accordance with the Staff’s comment, the disclosure will be revised as follows:

“After considering the above factors and valuations, the equity analysts select the stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.”

5.       The Staff notes the ETF and ETP selection criteria states that the research department considers “the quality and character of the securities held by the Fund and the ETP.” Please be more specific as to this factor.

Response: In accordance with the Staff’s comment, the above referenced disclosure will be revised as follows:

“the quality and character of the securities held by the Fund and ETP (considering the consistency and reliability of the dividend and focusing on those that are efficient in offsetting the effects of inflation)”

6.       Please revise the “Portfolio Selection Process” section to include the investments currently listed under “Additional Portfolio Contents” as the Staff believes the disclosure described are characteristics of principal investments.

Response: The purpose of the “Additional Portfolio Contents” section is to describe investments that, while not part of the Trust’s selection process, are investments that the Trust has exposure to. The section will be revised to include types of investments listed in the principal risk factors that are not described in the “Portfolio Selection Process.”

Risk Factors

7.       Please revise the “Fluctuation of Net Asset Value Risk”, the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Fluctuation of Net Asset Value Risk, ” the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

Exhibit Index

8.       Please provide a hyperlink for Exhibit 1.6, “Underwriter Agreement,” unless the original exhibit was not required to be filed on Edgar due to hardship exemption.

Response:       The Trust notes that the units of the Trust are not underwritten by any party and therefore the Trust does not use an Underwriter Agreement. The Exhibit will be removed from the Exhibit Index.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon